IASG Receives Ruling For Continued Listing on NASDAQ National Market And Sets Date for Annual Meeting

ALBANY, New York (July 6, 2005) - Integrated Alarm Services Group, Inc. (Nasdaq: IASGE) today announced that it received notification that the NASDAQ Listing Qualifications Panel has determined that the Company meets all requirements for continued listing on The NASDAQ Stock Market.

Accordingly, NASDAQ advised that the hearing file has been closed and that effective with the open of business on Thursday, July 7, 2005, the fifth character "E" will be removed from the Company's trading symbol and Integrated Alarm's symbol will revert back to "IASG."

On June 13, 2005, IASG filed with the Securities and Exchange Commission a Form 10-K for fiscal 2004 and on June 27, 2005 the Company filed its quarterly report on Form 10-Q for the first quarter of fiscal 2005.

IASG also announced the date of August 16, 2005 for its annual meeting of shareholders. This date is a change from a previously announced meeting date due to scheduling conflicts. The annual report and proxy are expected to be mailed in mid July and the details of the meeting will be provided in the proxy.

ABOUT IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with 5,600 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and future regulations effecting our business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on June 13, 2005, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:
Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518-426-1515